EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street	ir@levon.com
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

June 19, 2012	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON INCREASES CORDERO BULK TONNAGE INDICATED RESOURCE BY 53 M OUNCES AG, 37 THOUSAND OUNCES AU, 0.8 B POUNDS ZN, 0.4 B POUNDS PB, AT IMPROVED GRADES

Levon Resources Ltd. (“Levon”) is pleased to provide an update on advancing the Cordero NI 43-101 resource (news release of June, 21, 2011) with additional infill and step out delineation drilling to improve modeling confidence and expand the resource.  The Cordero project is located 35 km northeast of Hidalgo Del Parral, southern Chihuahua State, Mexico. Independent Mining Consultants (IMC) of Tucson reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource that shows an increase in the Indicated Resource of 53 million (M) ounces of silver (Ag), 37 thousand (K) ounces of gold (Au), 0.8 billion (B) pounds (lbs) of zinc (Zn) and 0.4 billion (B) lbs of lead (Pb) with improved grades in Ag, Zn and Pb.  Table 1 summarizes the current mineral resource compared to the June 2011 mineral resource at a $6.00/t NSR cutoff grade.   Table 2 shows the current mineral resource at higher NSR cutoff grades.  The NSR inputs and calculation method used for the current Mineral Resource is the same as used for the 2011 Mineral Resource estimate.

Table 1:  Cordero Mineral Resource – Comparison between the June 2011 Mineral Resource and the Current Mineral Resource Using a $6.00/t NSR Cutoff

		Combined Areas (above cutoff)					Contained Metal
Resource Date	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz’s millions	Gold oz’s millions	Lead lbs Billions	Zinc lbs Billions
June 2011	Indicated	521.56	18.54	0.054	0.25	0.46	310.9	0.908	2.9	5.3
	Inferred	200.85	21.66	0.035	0.27	0.49	139.9	0.229	1.2	2.2

June 2012	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
Resource Date	Resource Class	Million Tonnes	Ag, g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
June 2011	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.030	0.24	0.49
	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47
June 2012	Indicated	276.30	21.94	0.074	0.29	0.49	271.40	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

Metal	Price	Mill Recovery
		Pb Conc	Zn Conc
Silver	25.00 / oz	60%	15%
Lead	1.00 / lb	70%
Zinc	1.00 / lb		70%
Gold	1200 / oz	No recovery included to date

Table 2: Cordero June 2012 Mineral Resource Tabulated at Higher NSR Cutoff Grades

		Combined Areas (above cutoff)					Contained Metal
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz’s (millions)	Gold oz’s (millions)	Lead lbs (billions)	Zinc lbs (billions)
$6.00	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

$10.00	Indicated	337.37	27.39	0.066	0.37	0.66	297.1	0.714	2.7	4.9
	Inferred	75.76	29.71	0.042	0.31	0.52	72.4	0.101	0.5	0.9

$15.00	Indicated	198.74	35.79	0.080	0.48	0.82	228.7	0.512	2.1	3.6
	Inferred	42.16	40.83	0.047	0.39	0.64	55.3	0.064	0.4	0.6

$20.00	Indicated	123.05	44.46	0.095	0.59	0.98	175.9	0.375	1.6	2.7
	Inferred	27.53	50.55	0.049	0.45	0.71	44.7	0.043	0.3	0.4

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag, g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
$6.00	Indicated	276.3	21.94	0.074	0.29	0.49	271.4	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

$10.00	Indicated	176.86	28.73	0.092	0.38	0.62	160.51	25.91	0.037	0.36	0.70
	Inferred	9.92	21.78	0.059	0.23	0.45	65.84	30.30	0.039	0.32	0.53

$15.00	Indicated	109.74	36.65	0.112	0.48	0.76	89.00	34.72	0.041	0.48	0.91
	Inferred	4.29	28.28	0.073	0.29	0.55	37.87	42.25	0.044	0.40	0.65

$20.00	Indicated	70.56	44.36	0.132	0.59	0.90	52.49	44.60	0.045	0.59	1.09
	Inferred	1.84	34.45	0.079	0.38	0.70	25.69	51.70	0.047	0.45	0.72

Resource tabulated on Levon mineral claims within a floating cone open pit geometry which went off the Levon mineral claims for waste stripping within the cone geometry.  The floating cone geometry was defined using the following metal prices and mill recoveries to produce lead and zinc concentrates.

Metal	Price	Mill Recovery
		Pb Conc	Zn Conc.
Silver	25.00 / oz	60%	15%
Lead	1.00 / lb	70%
Zinc	1.00 / lb		70%
Gold	1200 / oz	No recovery included to date

The resource is tabulated wholly within a revised open pit geometry that measures 2,600 m on strike, 2,100 m wide and a maximum of 600 m deep.  An inverse distance block model to the 6th power using 150m spherical search was developed from the 203 drill holes encompassing 97,769 m of core drilling.  The resource remains largely open to expansion through step out delineation and infill drilling on strike and beneath the modeled open pit.

The June 2012 Cordero Mineral Resource presented in this press release was prepared under the direction of Herb Welhener (SME registered member #3434330), Vice President of Independent Mining Consultants, Inc., who is a qualified person under NI 43-101.

The project is under the direct supervision of Vic Chevillon, MA, CPG, Vice President of Exploration for Levon who is a qualified person (AIPG C.P.G #11054) within the context of National Instrument 43-101 and has read and takes responsibility for this News Release.

For more information on Levon's Cordero project please visit: www.levon.com

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, the Congress property, the Goldbridge  property (also known as the BRX claims) and the Wayside claims, also three mineral properties located in Nevada, USA, namely the Eagle claims, the Norma Sass, and the Ruf claims. For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com

ON BEHALF OF THE BOARD

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.